UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

Titanium Metals Corporation

(Name of Subject Company)

Titanium Metals Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

888339 10 8

(CUSIP Number of Class of Securities)

Andrew B. Nace

Vice President and General Counsel

Titanium Metals Corporation

5430 LBJ Freeway, Suite 1700

Dallas, Texas 75240

(972) 233-1700

(Name, address, and

telephone number of person authorized to receive notices

and communications on behalf of the person(s) filing statement)

Copies To:

Glenn D. West

R. Jay Tabor

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

(214) 746-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed on November 20, 2012 with the U.S. Securities and Exchange Commission (the “SEC”) by Titanium Metals Corporation, a Delaware corporation (the “Company,” “TIMET,” “we,” “our” or “us”), as amended and supplemented by Amendment No. 1 filed on November 23, 2012. The Statement relates to the cash tender offer by ELIT Acquisition Sub Corp., a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of Precision Castparts Corp., an Oregon corporation (“Parent”), to purchase all of the outstanding shares of Common Stock at a purchase price of $16.50 per share, payable net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2012, and is upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Capitalized terms used in this Amendment but not defined herein shall the respective meaning given to such terms in the Statement.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8. ADDITIONAL INFORMATION.

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following after the sixth paragraph under the heading “Litigation”:

“On November 26, 2012, an additional putative shareholder class action complaint, captioned Wolfner v. Titanium Metals Corp., C.A. No. 8056-CS (the “Wolfner Complaint”), was filed in the Court of Chancery of the State of Delaware against the Company, the members of the Board, Parent and Purchaser. The Wolfner Complaint alleges, among other things, that the members of the Board breached their fiduciary duties to the Company’s stockholders by entering into the Merger Agreement, and further alleges that the Company, Parent and Purchaser aided and abetted the members of the Board in breaching their fiduciary duties. The Wolfner Complaint also alleges that the Schedule 14D-9, filed with the Securities and Exchange Commission on November 20, 2012, is materially incomplete and omits certain information. The Wolfner Complaint seeks, among other things, to enjoin the transactions contemplated by the Merger Agreement and an award of money damages.

On November 27, 2012, an additional putative shareholder class action complaint, captioned Eakle v. Titanium Metals Corp., C.A. No. 8067-CS (the “Eakle Complaint,” and together with the Gaines Amended Complaint and action, the Strom Complaint and action, the Rackliffe Complaint and action, the Kahn Amended Complaint and action, the Mahlke Complaint and action, and the Wolfner Complaint and action, the “Delaware Actions”), was filed in the Court of Chancery of the State of Delaware against the Company, the members of the Board, Parent and Purchaser. The Eakle Complaint alleges, among other things, that the members of the Board breached their fiduciary duties to the Company’s stockholders by entering into the Merger Agreement, and further alleges that Parent and Purchaser aided and abetted the members of the Board in breaching their fiduciary duties. The Eakle Complaint also alleges that the Schedule 14D-9, filed with the Securities and Exchange Commission on November 20, 2012, is materially incomplete and omits certain information. The Eakle Complaint seeks, among other things, to enjoin the transactions contemplated by the Merger Agreement and an award of money damages.

Also on November 27, 2012, an additional putative shareholder class action complaint, captioned Empire State Supply Retirement Plan v. Titanium Metals Corp., C.A. No. 1:99-mc-09999 (the “Empire Complaint”), was filed in the United States District Court for the District of Delaware against the Company, the members of the Board, the Company’s president and chief executive officer, Parent and Purchaser. The Empire Complaint alleges, among other things, that the members of the board breached their fiduciary duties to the Company’s stockholders by entering into the Merger Agreement, and further alleges that the Company, Parent and Purchaser aided and abetted the members of the Board in breaching their fiduciary duties. The Empire Complaint also alleges that the Schedule 14D-9, filed with the Securities and Exchange Commission on November 20, 2012, is materially incomplete and omits certain information and that, as a result, the Company, the members of the Board, Parent and Purchaser violated Section 14(e) of the Securities Exchange Act of 1934 and the rules promulgated thereunder and that the members of the Board and the Company’s president and chief executive officer violated Section 20(a) of the Securities Exchange Act of 1934 as control persons of the Company. The Empire Complaint seeks, among other things, to enjoin the transactions contemplated by the Merger Agreement or, in the alternative, an award of money damages.

Also on November 27, 2012, the Company, the members of the Board, Parent and Purchaser filed joint motions in each of the Flynn action, the Blew action, the Gardner action and the Grobler action, each pending before one of the County Courts at Law, Dallas County, Texas (collectively, the “Texas Actions”), seeking an order staying each of the Texas Actions pending resolution of the Delaware Actions.”

ITEM 9. EXHIBITS.

Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(5)(N)	Complaint filed by John Wolfner, on behalf of himself and all others similarly situated, on November 26, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(M) to the Schedule TO).

(a)(5)(O)	Complaint filed by Empire State Supply Retirement Plan, on behalf of itself and all others similarly situated, on November 27, 2012, in the United States District Court for the District of Delaware (incorporated by reference to Exhibit (a)(5)(N) to the Schedule TO).

(a)(5)(P)	Complaint filed by Michael Eakle, on behalf of himself and all others similarly situated, on November 27, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(O) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TITANIUM METALS CORPORATION

Dated: November 28, 2012	By:	/s/ James W. Brown
	Name:	James W. Brown
	Title:	Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated November 20, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO).

(a)(1)(D)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex A to this Statement).*

(a)(1)(E)	Summary Advertisement as published in the New York Times on November 20, 2012 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO).

(a)(1)(F)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO).

(a)(1)(G)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO).

(a)(1)(H)	Press Release issued by Precision Castparts Corp., dated November 20, 2012 (incorporated by reference to Exhibit (a)(5)(B) of the Schedule TO).

(a)(2)	Opinion of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of Titanium Metals Corporation, dated November 9, 2012 (incorporated by reference to Annex B to this Statement).*

(a)(5)(A)	Press Release issued by Titanium Metals Corporation, dated November 9, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K/A filed by Titanium Metals Corporation with the Securities Exchange Commission on November 14, 2012).

(a)(5)(B)	Press Release issued by Precision Castparts Corp., dated November 9, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Titanium Metals Corporation with the Securities Exchange Commission on November 13, 2012).

(a)(5)(C)	Press Release issued by Titanium Metals Corporation, dated November 20, 2012.*

(a)(5)(D)	Class Action Complaint captioned Ira J. Gaines et al. v. Titanium Metals Corp. et al., Case No. 8029 filed on November 13, 2012 in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(5)(E)	Petition filed by Kenneth Blew on November 12, 2012, in the County Court of Dallas County, Texas (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(a)(5)(F)	Petition filed by Kristy Jane Flynn on November 14, 2012, in the County Court of Dallas County, Texas (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

(a)(5)(G)	Class Action Complaint captioned Edith Strom v. Titanium Metals Corp. et al., Case No. 8040 filed on November 19, 2012 in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

(a)(5)(H)	Class Action Complaint captioned Doug Gardner v. Titanium Metals Corp. et al., Case No. CC-12-06941-D filed on November 16, 2012 in the County Court of Dallas County, Texas (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO).

(a)(5)(I)	Complaint filed by William Rackliffe, on behalf of themselves and all others similarly situated, on November 19, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO).

(a)(5)(J)	Petition filed by Sergio Grobler on behalf of himself and all others similarly situated, on November 19, 2012, in the County Court of Dallas County, Texas (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO).

(a)(5)(K)	Complaint filed by John Mahlke and Robert Wiggins, on behalf of themselves and all others similarly situated, on November 20, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO).

(a)(5)(L)	Amended complaint filed by Alan Kahn, on behalf of himself and all others similarly situated, on November 21, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO).

(a)(5)(M)	Amended complaint filed by Ira J. Gaines and Sunshine Wire and Cable Defined Pension Benefit Plan Dates 1/1/92, on behalf of themselves and all others similarly situated, on November 21, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(L) to the Schedule TO).

(a)(5)(N)	Complaint filed by John Wolfner, on behalf of himself and all others similarly situated, on November 26, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(M) to the Schedule TO).

(a)(5)(O)	Complaint filed by Empire State Supply Retirement Plan, on behalf of itself and all others similarly situated, on November 27, 2012, in the United States District Court for the District of Delaware (incorporated by reference to Exhibit (a)(5)(N) to the Schedule TO).

(a)(5)(P)	Complaint filed by Michael Eakle, on behalf of himself and all others similarly situated, on November 27, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(O) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation, dated November 9, 2012 (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K/A filed by Titanium Metals Corporation with the Securities and Exchange Commission on November 14, 2012).

(e)(2)	Support Agreement, dated as of November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and certain stockholders of Titanium Metals Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by Titanium Metals Corporation with the Securities Exchange Commission on November 14, 2012).

(e)(3)	401(k) Support Agreement, dated as of November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Contran Corporation (incorporated by reference to Exhibit (d)(C) of the Schedule TO).

(e)(4)	The Combined Master Retirement Trust Support Letter, dated as of November 14, 2012 (incorporated by reference to Exhibit (d)(D) of the Schedule TO).

(e)(5)	Confidentiality Agreement, dated as of October 18, 2012, by and between Titanium Metals Corporation and Precision Castparts Corp. (incorporated by reference to Exhibit (d)(E) to the Schedule TO).

(e)(6)	Acknowledgement and Agreement dated November 19, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation (incorporated by reference to Exhibit (d)(F) to the Schedule TO).

(e)(7)	Confidentiality Agreement, dated as of October 15, 2012, by and between Contran Corporation and Precision Castparts Corp. (incorporated by reference to Exhibit (d)(G) to the Schedule TO).

(e)(8)	Acknowledgement Agreement and Waiver, dated November 22, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation (incorporated by reference to Exhibit (d)(H) to the Schedule TO).

*	Previously filed.

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